SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court

Toronto, Ontario

Canada M5L 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐        Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

The following document is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference into the Registration Statement on Form F-3 (File No. 333-104577) and the Registration Statements on Form S-8 (File Nos. 333-130283 and 333-09874).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: January 23, 2007	By:	/s/ Michelle Caturay
	Name:	Michelle Caturay
	Title:	Vice-President, Corporate Secretary and Associate General Counsel

Canadian Imperial Bank of Commerce

Board of Directors Mandate

1.	PURPOSE

(1)

The members of the Board of Directors have the duty to supervise the management of the business and affairs of CIBC. The Board, directly and through its committees and the Chairman of the Board, provides direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of CIBC.

2.	MEMBERSHIP, ORGANIZATION AND MEETINGS

(1)

General — The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; Canadian residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Bank Act (Canada) and the by-laws of CIBC.

(2)

Meeting Attendance and Preparation — Members of the Board are expected to attend meetings of the Board and any Board committees of which the directors are a member and to review related meeting materials in advance, in accordance with policies established by the Board.

(3)

Independence — The Board shall establish independence standards for the directors, and, at least annually, shall determine the independence of each director in accordance with these standards. A majority of the directors shall be independent in accordance with these standards.

(4)

Access to Management and Outside Advisors — The Board shall have unrestricted access to management and employees of CIBC. The Board shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any officer of CIBC. CIBC shall provide appropriate funding, as determined by the Board, for the services of these advisors.

(5)

Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

(6)	Meetings Without Management — The Board shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

3.	ACCOUNTABILITIES AND RESPONSIBILITIES

The Board shall have the accountabilities and responsibilities set out below. In addition to these accountabilities and responsibilities, the Board shall perform such duties as may be required by the Bank Act (Canada), binding requirements of the stock exchanges on which the securities of CIBC are listed and all other applicable laws.

(1)	Strategic Planning

(a)

Strategic Plans — At least annually, the Board shall review and, if advisable, approve CIBC’s strategic planning process and CIBC’s annual strategic plan. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

(b)

Financial and Capital Plans — The Board shall review and, if advisable, approve CIBC’s annual financial and capital plans and, with the assistance of the Risk Management Committee, capital policies. In discharging this responsibility, the Board shall review and, if advisable, approve policies and processes generated by management relating to the authorization of legal capital, major investments and significant allocation of capital.

(c)

Monitoring — At least annually, the Board shall review management’s implementation of CIBC’s strategic, financial and capital plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

(2)	Risk Management

(a)

General — At least annually, the Board shall, with the assistance of the Risk Management Committee or Audit Committee, as applicable, review reports provided by management of material risks associated with CIBC’s businesses and operations, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

(b)

Verification of Controls — The Board shall, with the assistance of the Risk Management Committee or Audit Committee, as applicable, verify that internal, financial, non-financial and business control and information systems have been established by management and that CIBC is applying appropriate standards of corporate conduct for these controls.

(c)

Credit and Investment Delegation — At least annually, the Board shall, with the assistance of the Risk Management Committee, review and, if advisable, approve a resolution regarding the delegation of certain credit approvals and investment authority to senior management.

(3)	Human Resource Management

(a)

General — At least annually, the Board shall, with the assistance of the Management Resources and Compensation Committee, review CIBC’s approach to human resource management and executive compensation.

(b)

Succession Review — At least annually, the Board shall, with the assistance of the Management Resources and Compensation Committee and the Corporate Governance Committee, as applicable, review the Chairman of the Board, the Chief Executive Officer and the senior management succession planning process of CIBC (including processes for appointing, training and evaluating senior management.)

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(c)

Integrity of Senior Management — The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management and that the Chief Executive Officer and other senior management strive to create a culture of integrity throughout CIBC.

(4)	Corporate Governance

(a)

General — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review CIBC’s approach to corporate governance, including the governance principles and guidelines applicable to CIBC.

(b)

Director Independence — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, evaluate the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

(c)

Ethics Reporting — At least annually, the Board shall, with the assistance of the Corporate Governance Committee and the Risk Management Committee, as applicable, review reports provided by management relating to compliance with, or material deficiencies of, CIBC’s ethics, conduct and reputation and legal risks policies and approve changes it considers appropriate.

(5)	Financial Information

(a)

General — At least annually, the Board shall, with the assistance of the Audit Committee, review CIBC’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

(b)

Integrity of Financial Information — The Board shall, with the assistance of the Audit Committee, review the integrity of CIBC’s financial information and systems, the effectiveness of internal controls and management’s assertion on internal control and disclosure control procedures.

(6)	Communications

(a)	General — At least annually, the Board shall review CIBC’s overall communications strategy, including measures for receiving feedback from CIBC shareholders.

(b)	Disclosure Policy — At least annually, with the assistance of the Corporate Governance Committee the Board shall, if advisable, approve material changes to CIBC’s disclosure policies and procedures.

(7)	Committees of the Board

(a)

Board Committees — The Board has established the following committees of the Board: the Management Resources and Compensation Committee, the Audit Committee, the Risk Management Committee, and the Corporate Governance Committee (which is also responsible for the duties of a Conduct Review Committee under the Bank Act (Canada)). Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

(b)

Committee Mandates — The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the Chairman of the Board, as applicable, approved by the Board.

(c)	Delegation to Committees — The Board has delegated for approval or review the matters set out in each Board committee’s mandate to that committee.

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(d)	Consideration of Committee Recommendations — As required, the Board shall consider for approval the specific matters delegated for review to Board committees.

(e)

Board/Committee Communication — To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting. To facilitate communication between each Board committee, the chair or another member of each committee may be a member of the Corporate Governance Committee.

(8)

Regulators — The Board shall consider reports from senior management, as required, on material developments in CIBC’s relationship with its regulators. At least annually, the Board shall meet with CIBC’s primary regulator, the Office of the Superintendent of Financial Institutions.

4.	DIRECTOR DEVELOPMENT AND EVALUATION

(1)	Each new director shall participate in CIBC’s orientation program and each director shall participate in CIBC’s continuing director development programs.

(2)

At least annually, with the assistance of the Corporate Governance Committee, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors and the adequacy of this mandate.

5.	CURRENCY OF THE BOARD MANDATE

This mandate was last revised and approved by the Board on June 1, 2006.

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